Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

35,000	1.78	7/14/2026

1 The price reported in this column is a weighted average price, rounded to the nearest cent. These shares were purchased in multiple transactions at prices ranging from $1.77 to $1.79, rounded to the nearest cent, inclusive. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price such shares were purchased.